Unaudited Condensed Consolidated Interim Financial Statements (In US dollars) HUDBAY MINERALS INC. For the three and nine months ended September 30, 2026 and 2025

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in millions of US dollars)

		Sep. 30,	Dec. 31,
	Note	2026	2025
Assets
Current assets
Cash and cash equivalents	9	$788.7	$568.9
Trade and other receivables	10	566.3	377.8
Inventories	11	193.4	199.2
Prepaid expenses and other current assets		13.0	15.2
Other financial assets	12	50.7	0.8
Taxes receivable		-	1.2
		1,612.1	1,163.1
Receivables	10	15.7	16.1
Inventories	11	45.3	21.6
Other financial assets	12	221.1	130.9
Intangibles and other assets	13	34.9	58.6
Property, plant and equipment	14	6,359.1	4,693.9
Deferred tax assets		2.5	66.5
Goodwill	15	70.2	72.6
		$8,360.9	$6,223.3
Liabilities
Current liabilities
Trade and other payables		$423.2	$342.8
Taxes payable		91.9	117.4
Other liabilities	16	83.4	94.7
Other financial liabilities	17	114.9	122.9
Lease liabilities	18	24.7	26.7
Current portion of long-term debt	19	-	472.1
Deferred revenue	20	28.9	52.1
		767.0	1,228.7
Other financial liabilities	17	283.9	155.0
Lease liabilities	18	26.8	29.3
Long-term debt	19	838.7	536.5
Deferred revenue	20	262.4	265.0
Pension obligations		3.2	7.5
Other employee benefits		77.2	82.4
Environmental and other provisions	21	312.9	312.6
Deferred tax liabilities		374.3	375.3
		2,946.4	2,992.3
Equity
Share capital	23b	3,808.5	2,668.2
Reserves		212.2	102.3
Retained earnings		928.9	460.5
Equity attributable to owners of the Company		4,949.6	3,231.0
Non-controlling interest	6	464.9	-
		$8,360.9	$6,223.3
Commitments (note 26)

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Income (Unaudited and in millions of US dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2026	2025	2026	2025
			Note 3		Note 3
Revenue	8a	$765.9	$346.8	$2,154.5	$1,478.1
Cost of sales
Mine operating costs		317.7	198.8	880.6	717.8
Depreciation and amortization	8b	102.0	82.7	290.7	287.2
		419.7	281.5	1,171.3	1,005.0
Gross profit		346.2	65.3	983.2	473.1
Selling and administrative expenses		11.9	13.4	36.6	35.0
Share-based compensation expenses		21.8	18.4	52.4	31.6
Exploration expenses		13.1	10.5	48.5	33.8
Evaluation expenses		13.4	1.2	25.5	2.7
Other operating expenses	8c	12.5	7.5	14.2	17.9
Re-evaluation adjustment - environmental provision	21	(11.8)	1.4	(4.2)	0.4
Impairment reversal	8d	-	(322.3)	-	(322.3)
Results from operating activities		285.3	335.2	810.2	674.0
Consideration received from sale of non-core project	8e	(0.9)	(14.9)	(0.9)	(14.9)
Interest expense on long term debt	8f	12.9	14.8	40.6	46.3
Accretion on streaming arrangements	8f	4.5	5.1	13.5	14.7
Change in fair value of financial instruments	8f	(16.1)	(11.4)	(127.7)	(20.7)
Other net finance (income) expense	8f	(5.3)	11.1	15.1	(6.3)
Other (income) expenses		(4.9)	4.7	(59.4)	19.1
Income before tax		290.2	330.5	869.6	654.9
Tax expense	22	139.2	108.1	389.0	218.6
Net income for the period		$151.0	$222.4	$480.6	$436.3

Attributable to:
Owners of the Company		$149.5	$222.4	$477.3	$440.5
Non-controlling interest		1.5	-	3.3	(4.2)
Net income for the period		$151.0	$222.4	$480.6	$436.3

Earnings per share attributable to owners
Basic and diluted		$0.34	$0.56	$1.20	$1.11

Weighted average number of common shares outstanding:
Basic	24	444,147,773	395,726,407	397,731,781	395,256,972
Diluted	24	445,758,383	396,886,622	399,409,344	396,159,648

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited and in millions of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net income for the period	$151.0	$222.4	$480.6	$436.3

Other comprehensive income:
Item that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net (loss) gain on translation of foreign currency balances	(1.2)	(9.6)	(19.7)	17.2

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain	6.7	2.1	10.4	4.6
Tax effect	(0.2)	(0.4)	(1.2)	(0.5)
	6.5	1.7	9.2	4.1

Other comprehensive gain (loss) net of tax, for the period	5.3	(7.9)	(10.5)	21.3
Total comprehensive income for the period	$156.3	$214.5	$470.1	$457.6

Attributable to:
Owners of the Company	$154.8	$214.5	466.8	458.6
Non-controlling interest	1.5	-	3.3	(1.0)

Total comprehensive income for the period	$156.3	214.5	$470.1	$457.6

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in millions of US dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2026	2025	2026	2025
Cash generated from operating activities:
Net income for the period		$151.0	$222.4	$480.6	$436.3
Items not affecting cash:
Tax expense	22	139.2	108.1	389.0	218.6
Depreciation and amortization	8b	102.3	83.0	292.4	288.3
Share-based compensation		22.8	20.1	57.5	34.9
Net finance (income) expense	8f	(4.0)	19.6	(58.5)	34.0
Inventory adjustments	11	-	(1.3)	0.9	3.4
Amortization of deferred revenue and variable consideration	8a	(10.3)	(6.3)	(39.3)	(51.0)
Pension and other employee benefit payments, net of accruals		1.1	0.9	4.8	5.0
Amortization of community agreements		3.7	3.6	13.7	8.6
Re-evaluation adjustment - environmental obligation	21	(11.8)	1.4	(4.2)	0.4
Write-down/loss on disposal of PP&E	8c	3.9	(0.3)	5.4	0.6
Impairment reversal	8d	-	(322.3)	-	(322.3)
Decommissioning and restoration payments		(7.6)	(0.5)	(14.3)	(1.0)
Other	27a	(0.9)	(14.1)	(57.0)	(23.0)
Taxes paid		(75.5)	(44.0)	(338.3)	(205.4)
Operating cash flow before change in non-cash working capital		313.9	70.3	732.7	427.4
Change in non-cash working capital	27b	(99.0)	43.2	(9.5)	70.5
		214.9	113.5	723.2	497.9
Cash used in investing activities:
Acquisition of property, plant and equipment		(216.5)	(110.4)	(509.6)	(323.5)
Acquisition of intangibles		(1.0)	(0.2)	(1.9)	(2.6)
Community agreements		(4.5)	(0.9)	(21.2)	(9.9)
Grants received		-	0.7	0.3	0.7
Cash and cash equivalents (paid) acquired in acquisitions, net of transaction and closing costs	5	(6.5)	-	5.4	-
Net purchase of investments	12	(45.0)	(5.5)	(83.7)	(19.3)
Proceeds from disposition of property, plant and equipment		-	-	-	0.1
Change in restricted cash		-	-	-	0.8
Maturity of short-term investments		-	-	-	40.0
Consideration received from sale of non-core project	8e	0.9	10.4	0.9	10.4
Investment income received		9.7	6.0	25.8	18.5
		(262.9)	(99.9)	(584.0)	(284.8)
Cash (used in) generated from financing activities:
Proceeds from drawdown on revolving credit facility	19b	-	-	272.0	-
Repayment of revolving credit facility	19b	(22.0)	-	(22.0)	-
Repurchase of senior unsecured notes, net of discount	19a	-	(13.2)	(472.5)	(62.9)
Release of restricted cash related to municipal bond financing	12	-	-	1.0	-
Repayment of deferred Copper Mountain acquisition consideration		-	-	(3.0)	-
Copper Mountain non-controlling interest - acquisition payment	7	-	-	-	(6.0)
Equity issuance, net of transaction and share issuance costs	23b	-	6.9	-	11.1
Interest paid on long-term debt		(4.2)	(0.3)	(34.2)	(30.2)
Financing costs		(3.2)	(3.8)	(9.1)	(9.9)
Lease payments	18	(7.7)	(9.4)	(26.1)	(27.8)
Equipment financing payments		(7.8)	(4.6)	(21.9)	(13.5)
Deferred land payments		(5.0)	-	(5.0)	-
Net payments on settlement of non-QP hedges		(0.7)	-	(0.7)	(3.4)
Net proceeds from exercise of stock options and warrants		-	0.9	3.0	2.5
Proceeds from sale of Copper World non-controlling interest, net of transaction costs	6	-	-	411.7	-
Dividends paid	23b	(3.2)	(2.8)	(8.9)	(5.6)
		(53.8)	(26.3)	84.3	(145.7)
Effect of movement in exchange rates on cash		(0.4)	(1.7)	(3.7)	1.9
Net (decrease) increase in cash and cash equivalents		(102.2)	(14.4)	219.8	69.3
Cash and cash equivalents, beginning of the period		890.9	625.5	568.9	541.8
Cash and cash equivalents, end of the period		$788.7	$611.1	$788.7	$611.1

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 23)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2025	$2,641.3	$61.5	$(48.4)	$1.2	$(102.4)	$2,553.2	$94.2	$2,647.4
Net income (loss)	-	-	-	-	440.5	440.5	(4.2)	436.3
Other comprehensive income	-	-	14.0	4.1	-	18.1	3.2	21.3
Total comprehensive income (loss)	-	-	14.0	4.1	440.5	458.6	(1.0)	457.6

Contributions by and distributions to owners:
Dividends (note 23b)	-	-	-	-	(5.6)	(5.6)	-	(5.6)
Flow-through shares issued, net of share issuance costs (note 23b)	4.1	-	-	-	-	4.1	-	4.1
Share issued on equity raise, net of share issuance costs	4.2	-	-	-	-	4.2	-	4.2
Copper Mountain non-controlling interest acquisition (note 7)	-	61.3	(4.0)	-	-	57.3	(93.2)	(35.9)
Stock options	-	1.8	-	-	-	1.8	-	1.8
Issuance of shares related to stock options and warrants exercised	3.8	(1.3)	-	-	-	2.5	-	2.5
Tax adjustments in respect of prior years	4.4	-	-	-	-	4.4	-	4.4
Total contributions by and distributions to owners	16.5	61.8	(4.0)	-	(5.6)	68.7	(93.2)	(24.5)
Balance, September 30, 2025	2,657.8	123.3	(38.4)	5.3	332.5	3,080.5	-	3,080.5
Net income	-	-	-	-	128.0	128.0	-	128.0
Other comprehensive income	-	-	8.5	3.1	-	11.6	-	11.6
Total comprehensive income	-	-	8.5	3.1	128.0	139.6	-	139.6

Contributions by and distributions to owners:
Flow-through shares issued, net of share issuance costs (note 23b)	9.6	-	-	-	-	9.6	-	9.6
Stock options	-	0.7	-	-	-	0.7	-	0.7
Issuance of shares related to stock options and warrants exercised	0.8	(0.2)	-	-	-	0.6	-	0.6
Total contributions by and distributions to owners	10.4	0.5	-	-	-	10.9	-	10.9
Balance, December 31, 2025	$2,668.2	$123.8	$(29.9)	$8.4	$460.5	$3,231.0	-	$3,231.0

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in millions of US dollars)

	Share capital (note 23)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2026	$2,668.2	$123.8	$(29.9)	$8.4	$460.5	$3,231.0	$-	$3,231.0
Net income	-	-	-	-	477.3	477.3	3.3	480.6
Other comprehensive (loss) income	-	-	(19.7)	9.2	-	(10.5)	-	(10.5)
Total comprehensive (loss) income	-	-	(19.7)	9.2	477.3	466.8	3.3	470.1

Contributions by and distributions to owners:
Dividends (note 23b)	-	-	-	-	(8.9)	(8.9)	-	(8.9)
Copper World non-controlling interest capital contribution, net of transaction costs (note 6)	-	119.9	-	-	-	119.9	461.6	581.5
Shares issued on acquisition of Arizona Sonoran (note 5)	1,135.6	-	-	-	-	1,135.6	-	1,135.6
Stock options	-	2.1	-	-	-	2.1	-	2.1
Issuance of shares related to stock options and warrants exercised	4.7	(1.6)	-	-	-	3.1	-	3.1
Total contributions by and distributions to owners	1,140.3	120.4	-	-	(8.9)	1,251.8	461.6	1,713.4
Balance, September 30, 2026	$3,808.5	$244.2	$(49.6)	$17.6	$928.9	$4,949.6	$464.9	$5,414.5

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("interim financial statements") of the Company for the three and nine months ended September 30, 2026 and 2025 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at September 30, 2026 included, without limitation, Copper Mountain Mine (BC) Ltd. ("CMBC"), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., and Hudbay Arizona ULC. Hudbay Arizona ULC indirectly owns (i) Mason Resources (US) Inc. ("Mason"), Arizona Sonoran Copper Company (USA) Inc. ("Cactus"), and (ii) 70% of Copper World LLC ("Copper World"), the entity that owns the Copper World project. Mitsubishi Corporation ("Mitsubishi"), an arms length party, owns the remaining 30% interest in Copper World.

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a development pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company's common shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for annual financial statements prepared in accordance with IFRS® Accounting Standards as issued by the IASB.

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2025 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's material accounting policies are presented in note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2025 and have been consistently applied in the preparation of these interim financial statements, except as noted below.

Deferred consideration receivable from the sale of non-controlling interest

Deferred consideration receivables arising from the sale of non-controlling interest are initially recognized as a financial asset at their fair value on the date the obligation arises. The fair value is determined by discounting the expected cash inflows to its present value using a company credit adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the company. The deferred consideration will be classified as a financial asset at amortized cost, with subsequent remeasurements recognized in profit or loss. Additionally, the asset will then be accreted and amortized until the maturity date, with the accretion expense flowing through profit or loss (note 6).

The Board of Directors approved these interim financial statements on November 11, 2026.

(b) Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS Accounting Standards requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2025, except as noted below.

- Valuation of assets in an asset acquisition (note 5) - As the Company acquired Arizona Sonoran Copper Company Inc. ("ASCU") through the issuance of the Company's common shares and the Company concluded that the acquisition of ASCU is an asset acquisition, a valuation was required to the fair value of the net assets acquired. The fair values of the net assets acquired were calculated using significant estimates and judgements. In particular, the fair value of the exploration property has been determined using an independent valuation involving discounted cash flow calculations. Such calculations and models were required to estimate, amongst other items, future production, future commodity prices, operating and capital input costs, discount rates and currency rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

3. Reclassification of comparative amounts

Certain prior period amounts have been reclassified for consistency with the current period presentation. Share-based compensation expenses has been reclassified to its own financial statement line item within the condensed consolidated interim income statement due to the size of the balance. The balance was previously included in Selling and administrative expenses as well as Other operating expenses. Evaluation expenses has been reclassified to its own financial statement line item within the condensed consolidated interim income statement due to an increase in the balance. The balance was previously included in Other operating expenses. These reclassifications had no effect on the previously reported net income.

4. New standards

New standards and interpretations adopted

(a) Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the recognition or derecognition of a financial asset or liability, with a new exception for some financial liabilities settled through an electronic cash transfer system. The amendments also add guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, by introducing an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. In addition, the amendments will add new disclosures for certain instruments with contractual terms that can change cash flows. Lastly, the amendments will require additional disclosures for equity instruments designated at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026, with early application permitted. The amendments have been adopted by the Company and the amendments did not result in any material changes to the condensed consolidated financial statements.

In December 2024, the IASB issued amendments to IFRS 9 and 7 to clarify the application of the 'own-use' exemption and provide guidance on hedge accounting for companies that hedge their purchase or sales of electricity using renewable power purchase agreements. The amendments also introduce new disclosure requirements. The amendments are effective for reporting periods beginning on or after January 1, 2026. The amendments have been adopted by the Company and the amendments did not result in any material changes to the condensed consolidated financial statements.

New standards issued but not yet effective

(a) IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will replace IAS 1 Presentation of Financial Statements. The standard amends the presentation of the statement of income by introducing a newly defined 'operating profit' subtotal and a requirement for income and expenses to be allocated between three new distinct categories based on a company's main business activities, which are Operating, Financing and Investing. In addition, organizations will need to disclose certain performance measures known as management-defined performance measures ("MPMs"). The standard will be effective from January 1, 2027 with early adoption permitted and requires retrospective application.

The Company is assessing the impact of adoption of this amendment on its condensed consolidated financial statements. Based on the Company's preliminary assessment, the following are the expected impacts upon initial application of IFRS 18:

- In the consolidated statements of income, all income and expenses will be grouped into new categories resulting in new subtotals and/or line items being presented and changes in how certain existing subtotals are calculated. In the consolidated statements of cash flows, operating profit will be used as the starting point for determining cash flows from operating activities, rather than net income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

- In the notes to the consolidated financial statements, the Company will be required to provide disclosures for MPMs. MPMs are subtotals of income and expenses that are not specified by IFRS Accounting Standards and are used in the public communications outside the financial statements to communicate management's view of an aspect of the Company's financial performance. Based on preliminary assessments, the Company has identified adjusted net earnings (loss) attributable to owners, adjusted EBITDA and consolidated cash cost, net of by-product credits as MPMs. The assessment for other potential MPMs is currently in progress.

5. Acquisition of Arizona Sonoran

On June 24, 2026, Hudbay acquired all the issued and outstanding common shares of ASCU not already owned by Hudbay by way of a court-approved plan of arrangement (the "ASCU Transaction"). Former ASCU shareholders (other than Hudbay) received 0.242 of a common share of Hudbay for each common share of ASCU held immediately prior to the effective time of the ASCU Transaction. In doing so, Hudbay obtained control of ASCU on June 24, 2026, and ASCU became a wholly owned subsidiary of Hudbay. Subsequent to the acquisition Hudbay undertook a reorganization of ASCU, resulting in Cactus now being a wholly owned subsidiary of Hudbay.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Cactus project and therefore accounted for the ASCU Transaction as an asset acquisition.

The aggregate number of common shares issued by Hudbay as consideration was 46,794,082 Hudbay common shares (note 23b). In addition, as of the effective time of the ASCU Transaction, 20,844,771 ASCU common shares were held by Hudbay with a value of $123.1 million. For an asset acquisition settled with equity, entities are required to record the net assets acquired based on the fair value of the assets received in exchange for the equity issued, unless fair value cannot be estimated reliably. Hudbay incurred acquisition related costs of $8.3 million during 2026, mainly related to external legal and advisory fees and due diligence costs, which were capitalized and included as cost of acquiring the net assets. During the nine months ended September 30, 2026, all of these costs have been paid in cash.

The fair value of net assets acquired was determined using a combination of income and cost methods. In particular, the fair values of Cactus project have been calculated using significant judgements and estimates. The following presents the fair value amount of identifiable assets acquired and liabilities assumed as at June 24, 2026:

Fair value of net assets acquired / (liabilities) assumed
Cash and cash equivalents	$63.0
Receivables	0.4
Prepaid expenses and other	0.4
Exploration property	1,357.0
Accounts payable and accrued liabilities	(31.0)
Other current liabilities	(20.0)
Deferred land payments	(102.8)
Total fair value of net identifiable assets acquired	$1,267.0

During the period of June 24, 2026 to June 30, 2026, ASCU paid transaction and closing payments that amounted to $49.3 million. These transaction and closing payments were accrued for prior to the effective time of the ASCU Transaction.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

6. Sale of non-controlling interest in Copper World

In January 2026, Hudbay closed its Copper World joint venture transaction with Mitsubishi, pursuant to which Mitsubishi completed its strategic investment for a 30% minority interest in Copper World, which owns the fully-permitted Copper World project in Arizona (the "JV Transaction"). On closing, Mitsubishi contributed approximately $420 million of cash to Copper World, and it will contribute an additional $180 million in cash to Copper World within 18 months of the closing date of the JV Transaction, in accordance with the terms of the definitive subscription agreement dated August 12, 2025. Following the completion of the JV Transaction, Hudbay retained a 70% controlling interest in Copper World and continues to consolidate Copper World. The JV Transaction was accounted for as an equity transaction resulting in the recognition of a non-controlling interest.

The Company recorded $581.5 million of total consideration for the JV Transaction which included the cash consideration of $422.7 million received on the closing date, $169.8 million of deferred consideration initially recorded as a long-term receivable and $11.0 million of transaction costs recorded within equity. The carrying value of the non-controlling interest was increased by $461.6 million to reflect the change in the proportionate share of Copper World's net assets.

As a result of the JV Transaction, the Company recorded an increase to equity as follows:

Cash consideration received	$422.7
Deferred consideration receivable	169.8
Less: Carrying value of the non-controlling interest transferred	(461.6)
Less: Transaction costs recorded in equity	(11.0)
Surplus - recorded in equity	$119.9

The deferred consideration of $169.8 million will be accreted up to $180 million over the 18 month period. For the three and nine months ended September 30, 2026, the Company recorded $1.7 million and $4.9 million, respectively, in accretion in long term receivable related to the deferred consideration within finance income (note 8f). The cash consideration received as part of the JV Transaction is designated for exclusive use by Copper World and is not available for general use by the Hudbay consolidated group.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

7. Copper Mountain non-controlling interest acquisition

On April 30, 2025, Hudbay completed the acquisition of Mitsubishi Materials Corporation's ("MMC") 25% minority interest in CMBC (the "CMBC Transaction"). The cash consideration of the CMBC Transaction consisted of:

• $4.5 million on the closing date of the CMBC Transaction,

• $21.0 million in seven annual deferred payments of $3.0 million each, commencing on the 12-month anniversary of the closing date of the CMBC Transaction, and

• up to $18.75 million in five additional contingent payments of $3.75 million each, payable in the years following New Ingerbelle achieving certain minimum annual operating thresholds. MMC's right to the contingent payments concludes on the 15-year anniversary of the closing date of the CMBC Transaction.

As a result of the CMBC Transaction, Hudbay increased its ownership of the Copper Mountain mine from 75% to 100%. CMBC is now a wholly owned subsidiary of Hudbay.

The Company recorded $35.9 million of total consideration for the CMBC Transaction which included the cash payment of $4.5 million on the closing date, $16.6 million of deferred payments and $13.3 million of contingent consideration recorded as financial liability at amortized cost (note 17) and $1.5 million of transaction costs recorded within equity.

As a result of the CMBC Transaction, the Company recorded an increase to equity as follows:

Carrying value of non-controlling interest as at April 30, 2025	$93.2
Transfer of net gain on translation of foreign currency balances	4.0
Less: total consideration	(35.9)
Surplus - recorded in equity	$61.3

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

8. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended September 30,		Nine months ended September 30, 2026
	2026	2025	2026	2025
Copper	$434.2	$178.8	$1,148.1	$778.2
Gold	259.2	125.5	811.2	508.9
Zinc	19.9	9.6	41.4	31.0
Silver	18.8	9.1	85.3	37.3
Molybdenum	19.4	14.0	58.4	54.0
Other	0.4	-	5.4	(0.2)
Revenue from contracts	751.9	337.0	2,149.8	1,409.2
Non-cash streaming arrangement items: [1]
Amortization of deferred revenue - gold	2.3	2.3	13.9	16.6
Amortization of deferred revenue - silver	8.0	4.0	25.5	24.5
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	(0.1)	9.9
	10.3	6.3	39.3	51.0
Pricing and volume adjustments [2]	(5.7)	8.8	(41.0)	40.5
	756.5	352.1	2,148.1	1,500.7
Treatment and refining charges	9.4	(5.3)	6.4	(22.6)
	$765.9	$346.8	$2,154.5	$1,478.1
[1] See note 20.

[2] Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of quotational pricing hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 20). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2026, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the nine months ended September 30, 2026 resulted in a decrease in revenue of $0.1 million (nine months ended September 30, 2025 - increase in revenue of $9.9 million).

(b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim statements of income as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Cost of sales	$102.0	$82.7	$290.7	$287.2
Selling and administrative expenses	0.3	0.3	1.7	1.1
	$102.3	$83.0	$292.4	$288.3

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

(c) Other operating expenses

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Regional costs	$2.7	$1.6	$8.5	$4.6
Write-down/loss on disposal of PP&E	3.9	(0.3)	5.4	0.6
Amortization of community costs (other assets)	2.8	2.3	10.2	4.6
Restructuring	-	-	-	0.1
Wildfire repair costs	-	1.8	-	3.9
Care & maintenance - Manitoba	4.0	3.5	10.9	9.8
Insurance recovery	-	-	(11.5)	-
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(1.0)	(0.8)	(7.1)	(3.9)
Option agreement proceeds	(0.7)	(1.1)	(2.3)	(3.6)
Other	0.8	0.5	0.1	1.8
	$12.5	$7.5	$14.2	$17.9

The Flin Flon concentrator and tailings impoundment is on care and maintenance to provide optionality should another mineral discovery occur in the Flin Flon area. During the three and nine months ended September 30, 2026, care & maintenance costs were $4.0 million and $10.9 million, respectively (three and nine months ended September 30, 2025 - $3.5 million and $9.8 million, respectively).

During the nine months ended September 30, 2026, a recovery of $11.5 million was recorded to reflect business interruption insurance proceeds related to the wildfire evacuation and temporary suspension of operations at Manitoba. As of September 30, 2026, all of the proceeds related to this gain have been received.

During the three and nine months ended September 30, 2025, the Manitoba business unit incurred costs related to emergency and evacuation activities of $1.8 million and $3.9 million, respectively, as a result of regional wildfires in Snow Lake, Flin Flon and surrounding areas.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

(d) Impairment reversal

Three and nine months ended September 30, 2025
Pre-tax impairment reversal to:
Property, plant & equipment (note 14)	$(322.3)
Tax impact	79.6
After-tax impairment reversal	$(242.7)

On August 12, 2025, the Company entered into an agreement with Mitsubishi, pursuant to which Mitsubishi agreed to acquire a 30% interest in Copper World, a wholly-owned subsidiary of Hudbay which owns the fully-permitted Copper World Project in Arizona, which was completed in January 2026 (note 6).

The JV Transaction has been determined to be an indicator of impairment reversal for the Arizona cash generating unit ("CGU"). As a result, an assessment of the recoverable amount of the Arizona CGU was performed. The recoverable amount of the Arizona CGU exceeded the carrying amount of $784.4 million.

Based on this market evidence and updated assumptions, the Company recognized a $322.3 million pre-tax impairment reversal in the condensed consolidated interim statements of income during the three and nine months ended September 30, 2025. The reversal is limited to the amount of the previous impairment and does not increase the carrying amount above the level that would have been determined had no impairment been recognized previously.

(e) Consideration received from sale of non-core project

As part of a contingent consideration deed dated December 12, 2022, Harmony Gold (Australia) PTY Limited agreed to pay the Company a contingent amount upon the discovery of a new resource beyond certain parameters at the Eva project, which was previously sold by Copper Mountain prior to Hudbay's acquisition of Copper Mountain in June 2023.  During the three and nine months ended September 30, 2026, a new applicable resource was discovered at the Eva project. As a result, the Company recognized the contingent payment received of $0.9 million as other income on the condensed consolidated interim statements of income  (three and nine months ended September 30, 2025 - $14.9 million).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

(f) Net finance (income) expense

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Interest expense on long-term debt
Interest expense on long-term debt	$12.9	$14.8	$40.6	$46.3
Accretion on streaming arrangements (note 20)
Additions	4.5	5.1	13.5	15.3
Variable consideration adjustments - prior periods	-	-	-	(0.6)
	4.5	5.1	13.5	14.7
Change in fair value of financial instruments
Unrealized loss on non-quotational pricing hedges	4.7	-	5.2	-
Realized loss on non-quotational pricing hedges	1.2	-	1.3	2.3
Investments at fair value through profit or loss (note 12)	(22.0)	(11.4)	(134.2)	(23.0)
	(16.1)	(11.4)	(127.7)	(20.7)
Other net finance expense (income)
Net foreign exchange (gain) loss	(0.7)	8.8	22.0	(13.2)
Accretion on community agreements measured at amortized cost	-	1.3	2.8	4.0
Accretion on environmental provisions	3.3	2.9	9.3	8.3
Accretion on Wheaton refund liability	0.1	0.2	0.5	0.5
Accretion on deferred and contingent liability (note 17)	0.5	0.4	1.4	0.7
Accretion on deferred consideration receivable (note 6)	(1.7)	-	(4.9)	-
Interest on equipment financing and lease liabilities	2.2	2.3	6.6	6.9
Interest income	(9.8)	(5.9)	(25.7)	(16.9)
Other finance expense	0.8	1.1	3.1	3.4
	(5.3)	11.1	15.1	(6.3)
Net finance (income) expense	$(4.0)	$19.6	$(58.5)	$34.0

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities.

9. Cash and cash equivalents

Cash and cash equivalents balances represent demand deposits and deposits with an original maturity date of less than three months. Cash and cash equivalents balance includes $290.1 million of cash held at Copper World, which is designated for exclusive use by Copper World and is not available for general use by the Hudbay consolidated group.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

10. Trade and other receivables

	Sep. 30, 2026	Dec. 31, 2025
Current
Trade receivables	$340.6	$343.8
Statutory receivables	37.7	30.2
Current consideration receivable (note 6)	174.7	-
Other receivables	13.3	3.8
	566.3	377.8
Non-current
Taxes receivable	15.7	16.1
	$582.0	$393.9

11. Inventories

	Sep. 30, 2026	Dec. 31, 2025
Current
Stockpile	$32.7	$17.9
Finished goods	49.5	76.0
Materials and supplies	111.2	105.3
	193.4	199.2
Non-current
Stockpile	30.3	5.3
Low grade stockpile[1]	5.5	5.7
Materials and supplies	9.5	10.6
	45.3	21.6
	$238.7	$220.8

1Primarily all of the low grade stockpile inventory is expected to be processed at the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation and included in cost of sales, amounted to $361.3 and $1,006.0 million, respectively, for the three and nine months ended September 30, 2026 (three and nine months ended September 30, 2025 - $224.7 million and $855.0 million, respectively).

During the three and nine months ended September 30, 2026, Hudbay recognized an expense of nil and $0.9 million in cost of sales related to the writedown of certain non-current inventory supplies (three and nine months ended September 30, 2025 - nil and $3.3 million, respectively).

During 2025, as a result of the Manitoba wildfires and the social unrest in Peru, both the Manitoba and Peru operations underwent a temporary suspension of operations. Due to a temporary suspension of operations, fixed overhead costs are recognized directly to cost of sales. Fixed overhead costs of $22.4 million and $25.6 million were incurred at Manitoba for the three and nine months ended September 30, 2025, respectively, which were recognized directly to cost of sales. Additionally, Peru incurred $10.9 million in fixed overhead costs for the three and nine months ended September 30, 2025, which were recognized directly to cost of sales.

During the three and nine months ended September 30, 2025, Hudbay recognized a recovery of $1.3 million and an expense of $0.1 million, respectively, in cost of sales primarily related to adjustments of the carrying value of copper concentrate inventory and stockpile inventory to net realizable value.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

12. Other financial assets

	Sep. 30, 2026	Dec. 31, 2025
Current
Derivative assets	$0.3	$0.6
Restricted cash	50.4	0.2
	50.7	0.8

Non-current
Investments at fair value through profit or loss	221.1	130.9
	$271.8	$131.7

As at September 30, 2026, current financial assets include $50.1 million of restricted cash held in a project trust account managed by U.S. Bank Trust Company. These funds represent proceeds from the issuance of 4.50% Arizona Industrial Development Authority Solid Waste Disposal Revenue Bonds (Copper World project), Series 2026A (the "Municipal bonds") which are legally earmarked for qualifying solid waste disposal expenditures at the Copper World project (note 19c). The Municipal bonds were issued by the Arizona Industrial Development Authority and have an initial mandatory tender date of July 2, 2036. For the nine months ended September 30, 2026, $1.0 million was released from the Municipal bonds. The Company expects to draw upon these proceeds within the next twelve months, as a result, this balance has been classified as a current asset. These funds are not available for general operational or debt service use by other entities within the Hudbay consolidated group.

Investments at fair value through profit or loss primarily relate to common shares held in various mining companies. For the nine months ended September 30, 2026, the Company recorded additions of $84.3 million, unrealized mark-to-market gains of $134.2 million (note 8f), disposals of $0.6 million, unrealized foreign exchange losses of $4.6 million and cancellation of ASCU shares as part of an asset acquisition of $123.1 million (note 5).

13. Intangibles and other assets

Intangibles and other assets of $34.9 million (December 31, 2025 - $58.6 million) includes $26.8 million of other assets (December 31, 2025 - $51.5 million) and $8.1 million of intangibles (December 31, 2025 - $7.1 million).

Other assets include $26.8 million (December 31, 2025 - $42.8 million) of the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Peru operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 17). Amortization of the carrying amount is recorded in the condensed consolidated interim statements of income within other expenses (note 8c) or exploration expenses, depending on the nature of the agreement.

Other assets also include $nil million related to cash advances and equipment financing advances made on long lease equipment (December 31, 2025 - $8.7 million).

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

14. Property, plant and equipment

Sep. 30, 2026	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$1,466.4	$-	$1,466.4
Capital works in progress	1,592.5	-	1,592.5
Mining properties	2,976.7	(1,634.9)	1,341.8
Plant and equipment	3,769.2	(1,876.8)	1,892.4
Plant and equipment - ROU assets[1]	267.4	(201.4)	66.0
	$10,072.2	$(3,713.1)	$6,359.1

Dec. 31, 2025	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$108.9	$-	$108.9
Capital works in progress	1,359.8	-	1,359.8
Mining properties	2,842.6	(1,523.0)	1,319.6
Plant and equipment	3,567.2	(1,743.7)	1,823.5
Plant and equipment - ROU assets[1]	273.5	(191.4)	82.1
	$8,152.0	$(3,458.1)	$4,693.9

1 Includes $4.5 million of capital works in progress - ROU assets (cost) that relate to the Copper World segment (December 31, 2025 - $5.3 million related to the Copper World segment).

Exploration and evaluation assets increased to $1,466.4 as at September 30, 2026, from $108.9 million as at December 31, 2025. The increase was primarily related to closing of the ASCU Transaction (note 5).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

15. Goodwill

The following table summarizes changes in goodwill:

Balance, January 1, 2025	$69.2
Effects of changes in foreign exchange	3.4
Balance, January 1, 2026	$72.6
Effects of changes in foreign exchange	(2.4)
Balance, September 30, 2026	$70.2

As of September 30, 2026, all of the Company's goodwill relates to the British Columbia CGU. Goodwill is tested for impairment annually on July 1 or when circumstances indicate that the carrying value may not be recoverable. Goodwill impairment is determined by assessing the recoverable amount of the CGU.

For the annual impairment test completed at July 1, 2026, fair value less costs of disposal ("FVLCD") was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in Hudbay's most current LOM. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value. LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site for the CGU.

Management used judgement in determining estimates and assumptions with respect to discount rates, future production levels including amounts of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices and future foreign exchange rates. Metal pricing assumptions were based on consensus forecast pricing, and the discount rates were based on a weighted average cost of capital, adjusted for country risk and other risks specific to the CGU. Cash flows were projected through to 2045. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

The discount rate was based on the CGU's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the Canadian Government's marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to the segment's jurisdiction. A real discount rate of 7.25% (December 31, 2025 - 7.00%) for the British Columbia CGU was used to calculate the estimated after- tax discounted future net cash flows, commensurate with its individual estimated level of risk.

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. The cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which utilized a long-term copper price of $4.75/lb (December 31, 2025 - $4.25/lb), and capital, operating and reclamation costs based on the most current LOM plans.

Expected future cash flows used to determine the FVLCD in the impairment test are inherently uncertain and could materially change over time. The Company has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount for the CGUs to which goodwill is allocated. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the related CGU.

The estimated recoverable amount of the British Columbia CGU including goodwill exceeded its carrying amount as at July 1, 2026, accordingly no impairment was recorded.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

16. Other liabilities

	Sep. 30, 2026	Dec. 31, 2025

Environmental and other provisions (note 21)	$76.7	$90.2
Pension obligations	2.6	0.9
Other employee benefits	4.1	3.6
	$83.4	$94.7

17. Other financial liabilities

	Sep. 30, 2026	Dec. 31, 2025
Current
Derivative liabilities	$15.3	$31.9
Deferred Copper Mountain acquisition consideration	3.0	3.0
Deferred land payments	5.0	-
Financing related to property, plant and equipment	40.4	26.2
Agreements with communities	51.2	61.8
	114.9	122.9

Non-current
Deferred Copper Mountain acquisition consideration	12.1	14.4
Contingent Copper Mountain acquisition consideration	14.5	13.9
Deferred land payments	92.8	-
Financing related to property, plant and equipment	117.0	66.0
Agreements with communities	39.1	44.1
Wheaton refund liability	8.4	7.9
Other financial liability	-	8.7
	283.9	155.0
	$398.8	$277.9

Financing related to property, plant and equipment represents agreements that Hudbay has entered into to purchase mining equipment and land. Hudbay owns the assets and finances the payment of these assets over the specified term. These agreements expire between 2026 and 2033 with interest rates between 2.25% and 7.55% per annum.

The following table summarizes changes in financing related to property, plant & equipment:

Balance, January 1, 2025	$76.7
Additions	33.1
Payments	(20.2)
Accretion and other movements	2.6
Balance, December 31, 2025	$92.2
Additions	89.8
Payments	(21.9)
Accretion and other movements	(2.7)
Balance, September 30, 2026	$157.4

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the nine months ended September 30, 2026, there was a change in estimate related to amendments of life of mine agreements with respect to Constancia resulting in net additions of $2.1 million. Payments will be made over the respective terms of the agreements, which have varying expiration dates ranging from 2026 to 2040.

As part of the CMBC Transaction, the Company recorded $16.6 million of deferred payment consideration and $13.3 million of contingent consideration as a financial liability at amortized cost on the closing of the CMBC Transaction. The deferred consideration will be settled over a period from 2026 to 2032, while the contingent consideration is payable between 2029 and 2033. During the three and nine months ended September 30, 2026, accretion related to these liabilities were $0.5 million and $1.4 million, respectively (three and nine months ended September 30, 2025 - $0.4 million and $0.7 million) (note 8f).

As part of the ASCU Transaction (note 5), the Company recorded $5.0 million of current and $98.8 million of long term deferred land payments. The deferred land payments are associated with the private land purchases completed by ASCU in August 2025 which includes surface rights and mineral rights to such lands. The deferred land payments bear interest at 6% per annum and are payable in installments of $5.0 million each year from 2026 to 2028 with the remaining $82.2 million payable on maturity on August 28, 2029, with the rights to pre-pay in whole or in part, at any time, without penalty. The deferred land payments are structured as secured vendor carryback loans, pursuant to which certain deeds of trust were provided to the private land vendors on their respectively sold portions of the land sold pursuant to the sale and on certain other properties already held by Cactus 110 LLC, a wholly-owned indirect subsidiary of ASCU.

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability, which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

18. Lease liabilities

Balance, January 1, 2025	$74.8
Additional capitalized leases	17.7
Lease payments	(36.9)
Derecognized leases	(0.9)
Accretion and other movements	1.3
Balance, December 31, 2025	$56.0
Additional capitalized leases	21.6
Lease payments	(26.1)
Accretion and other movements	-
Balance, September 30, 2026	$51.5

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2026	Dec. 31, 2025
Current	$24.7	$26.7
Non-current	26.8	29.3
	$51.5	$56.0

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

Hudbay has entered into leases which expire between 2026 and 2037. The interest rates on leases which were capitalized have interest rates between 2.84% and 8.49%, per annum. The range of interest rates utilized for discounting the lease depends mostly on Hudbay acting as a lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

The following outlines expenses recognized within the Company's condensed consolidated interim statements of income, relating to leases for which a recognition exemption was applied.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Short-term leases	$7.6	$5.6	$20.1	$13.7
Low value leases	0.1	0.1	0.3	0.3
Variable leases	4.8	2.0	16.1	11.0
Total	$12.5	$7.7	$36.5	$25.0

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim statements of income, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

19. Long-term debt

	Sep. 30, 2026	Dec. 31, 2025
Current:
Senior unsecured notes (a)	$-	$472.1

Non-current:
Senior unsecured notes (a)	539.6	538.8
Senior secured revolving credit facilities (b)	248.4	(2.3)
Senior unsecured municipal bonds (c)	50.7	-
	$838.7	$536.5
Total Long-term debt	$838.7	$1,008.6

(a) Senior unsecured notes

Balance, January 1, 2025	$1,111.1
Repurchases	(102.5)
Write-down of unamortized transaction costs	0.2
Accretion of transaction costs and premiums	2.1
Balance, December 31, 2025	$1,010.9
Accretion of transaction costs and premiums	1.2
Repayment	(472.5)
Balance, September 30, 2026	$539.6

As at September 30, 2026, $542.4 million aggregate principal amount of senior notes were outstanding, consisting solely of a series of 6.125% senior notes due April 2029 ("2029 notes").

On April 1, 2026, the Company repaid in full the outstanding aggregate principal amount of $472.5 million of its 4.50% senior notes due April 2026 ("2026 notes") at maturity, using a combination of available cash on hand and a $272.0 million draw on its revolving credit facilities (note 19b). As a result, the 2026 notes were no longer outstanding as at September 30, 2026.

During the year ended December 31, 2025, the Company repurchased and retired a total of $102.5 million of the 2026 notes at a discount, prior to maturity. For the year ended December 31, 2025, the discount of $0.4 million was recorded as Other expenses in the consolidated statements of income. Upon the repurchase and retirement of $102.5 million of senior unsecured notes, the unamortized transaction costs related to this principal amount for the year ended December 31, 2025 of $0.2 million were recorded as a finance expense in the consolidated statements of income.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and the subsidiaries that hold the Copper World, Cactus and Mason projects (collectively, the "Non-Guarantor Subsidiaries") as well as any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

(b) Senior secured revolving credit facilities

Balance, January 1, 2025[1]	$(3.6)
Accretion of transaction costs	1.3
Transaction costs	-
Balance, December 31, 2025[1]	$(2.3)
Proceeds from drawdown	272.0
Repayments	(22.0)
Accretion of transaction costs	0.7
Balance, September 30, 2026[1]	$248.4

1 Balance, representing deferred transaction costs, is in an asset position.

Hudbay has two senior secured revolving credit facilities with total commitments of $450.0 million and substantially similar terms and conditions for its Canadian and Peruvian businesses. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those assets associated with the Copper World, Cactus and Mason projects. The two senior secured revolving credit facilities mature in November 2028. The revolving credit facility includes an accordion feature to increase the facility by an additional $150 million at Hudbay's discretion.

During the nine months ended September 30, 2026, Hudbay drew $272.0 million under its Canadian revolving credit facility. During the three months ended September 30, 2026, Hudbay repaid $22.0 million of the outstanding borrowings.

As at September 30, 2026, there were nil draws under the Peruvian revolving credit facilities, other than letters of credit to support reclamation and pension obligations as described below.

As at September 30, 2026, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $24.4 million in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations. As at September 30, 2026, the Company was in compliance with its covenants under the revolving credit facilities.

Surety bonds

The Arizona segment had $54.3 million in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $83.9 million in surety bonds issued to support future reclamation and closure obligations. The British Columbia segment had $1.5 million in surety bonds issued to BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine, and to Fisheries and Oceans Canada for fish monitoring. No cash collateral is required to be posted under these surety bonds.

The Peru segment had nil million in surety bonds issued to support future reclamation and closure obligations.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

Other letters of credit

The Peru segment had $145.6 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

The British Columbia segment had $0.3 million in letters of credit issued to the Ministry of Finance and Ministry of Transport and Transit related to other operating matters. No cash collateral is required to be posted under these letters of credit.

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at September 30, 2026, the Manitoba segment had $55.8 million in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

Subsequent to quarter end, Hudbay established a C$50.0 million letter of credit facility with a major Canadian financial institution. This new facility was permitted under the existing terms the Credit Facilities and has no financial covenants. There have been no letters of credit drawn under this new facility.

(c)  Senior unsecured municipal bonds

Balance, December 31, 2025	$-
Addition	52.0
Transaction costs	(1.3)
Balance, September 30, 2026	$50.7

On June 24, 2026, $52.0 million aggregate principal amount of Municipal bonds were issued by the Arizona Industrial Development Authority (note 12). The Municipal bonds carry a fixed interest rate of 4.50% per annum, payable semi-annually.

At inception, the carrying value of the Municipal bonds is $50.7 million, net of $1.3 million in transaction cost. This transaction cost is capitalized against the liability and amortized over the initial term interest rate period using the effective interest method.

The Municipal bonds are senior unsecured obligations of Copper World LLC and are guaranteed on a senior unsecured basis by the Company and its subsidiaries that guarantee the Company's senior unsecured notes.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

20. Deferred revenue

Peru Stream Agreement

For the three and nine months ended September 30, 2026, the drawdown rates for the Peru stream agreement for gold and silver were $833 and $15.56 per ounce, respectively (year ended December 31, 2025 - $860 and $15.06 per ounce, respectively).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2025	$372.2
Amortization of deferred revenue:
Liability drawdown	(65.1)
Variable consideration adjustments - prior periods	(9.9)
Accretion on streaming arrangements:
Current year additions	20.5
Variable consideration adjustments - prior periods	(0.6)
Balance, December 31, 2025	$317.1
Amortization of deferred revenue (note 8a):
Liability drawdown	(39.4)
Variable consideration adjustments - prior periods	0.1
Accretion on streaming arrangements (note 8f):
Current year-to-date additions	13.5
Variable consideration adjustments - prior periods	-
Balance, September 30, 2026	$291.3

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2026, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in an decrease in revenue of $0.1 million and $nil impact to finance expense for the nine months ended September 30, 2026 (year ended December 31, 2025 - an increase in revenue of $9.9 million and a decrease in finance expense of $0.6 million).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2026	Dec. 31, 2025
Current	$28.9	$52.1
Non-current	262.4	265.0
	$291.3	$317.1

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

21. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Sep. 30, 2026	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 16)	$11.9	$29.8	$10.1	$22.8	$2.1	$76.7
Non-current	302.8	-	3.7	5.2	1.2	312.9
	$314.7	$29.8	$13.8	$28.0	$3.3	$389.6

Dec. 31, 2025	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 16)	$20.6	$21.5	$20.5	$19.0	$8.6	$90.2
Non-current	297.8	-	5.6	7.9	1.3	312.6
	$318.4	$21.5	$26.1	$26.9	$9.9	$402.8

1 Relates primarily to flow-through share premiums, restructuring costs and other non-capital provisions.

Decommissioning and restoration obligations ("DRO") are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the nine months ended September 30, 2026, the Company recorded a non-cash gain of $4.2 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision. The re-evaluation adjustment was impacted by the timing and extent of cash flows for Flin Flon's closed sites. The adjustment also reflects net changes in long term, risk-free real discount rates based on changes in Canadian bond yields as well as increases in inflation rates. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a loss in the condensed consolidated interim statements of income.

As at September 30, 2026, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 2.38% to 5.71% per annum (December 31, 2025 - 2.41% to 4.95%), using pre-tax, nominal risk-free interest rates that reflect the estimated maturity of each specific liability.

During the nine months ended September 30, 2025, the Company recorded a non-cash loss of $0.4 million in the condensed consolidated interim statements of income mainly related to a revaluation adjustment to the Flin Flon environmental reclamation provision.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

22. Income and mining taxes

    The tax expense is applicable as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Current
Income tax expense	$68.5	$32.9	$194.2	$97.8
Mining tax expense	37.0	6.2	116.4	45.0
Adjustments in respect of prior years	-	-	(0.7)	(1.9)
	105.5	39.1	309.9	140.9
Deferred

Income tax expense (recovery) - origination, revaluation and/or reversal of temporary differences	28.8	68.7	71.0	79.5
Mining tax (recovery) expense - origination, revaluation and/or reversal of temporary differences	3.7	(0.6)	4.4	(2.0)
Adjustments in respect of prior years	1.2	0.9	3.7	0.2
	33.7	69.0	79.1	77.7
	$139.2	$108.1	$389.0	$218.6

Adjustments in respect of prior years refer to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

23. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Nine months ended Sep. 30, 2026		Year ended Dec. 31, 2025
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	396,834,231	$2,668.2	394,932,374	$2,641.3
Shares issued on acquisition of Arizona Sonoran (note 5)	46,794,082	1,135.6	-	-
Equity issuance, net of issuance costs	-	-	465,394	4.2
Flow through shares, net of share issuance costs and implied premium	-	-	887,000	13.7
Exercise of options	525,395	4.7	478,755	4.1
Cancelled shares	(2,886)	-	-	-
Exercise of warrants	-	-	70,708	0.5
Tax adjustments in respect of prior years	-	-	-	4.4
Balance, end of the period	444,150,822	$3,808.5	396,834,231	$2,668.2

Shares issued on acquisition of Arizona Sonoran

On June 24, 2026, the Company completed the acquisition of all the issued and outstanding common shares of ASCU. As consideration for the acquisition, the Company issued a total of 46,794,082 common shares for gross value of $1,135.6 million, based on the fair value of the net assets received from the ASCU Transaction (note 5).

Equity issuance

On June 24, 2025, the Company closed a private placement deal to issue 465,394 common shares at a price of C$13.30 per Common Share for aggregate gross proceeds of $4.5 million. Associated with the private placement were $0.3 million of share issuance costs resulting in net equity raised of $4.2 million. The net proceeds of this private placement were used to fund the $4.5 million cash consideration on closing of the acquisition of MMC's 25% interest in CMBC.

Flow-through share financing

During the year ended December 31, 2025, the Company completed a Canadian Exploration Expense ("CEE") flow-through financing. The Company issued 887,000 common shares for proceeds, net of transaction costs, of $22.6 million. The implied premium on the flow-through shares of $8.9 million was recorded as a flow-through share liability. The flow-through share liability will be recognized in earnings as eligible expenditures are made. During the nine months ended September 30, 2026, $7.1 million of flow-through share liability was renounced and recognized in other expenses (note 8c) on the condensed consolidated statements of income.

Dividends

During the nine months ended September 30, 2026, the Company declared three quarterly dividends of C$0.01 per share. The Company paid $2.9 million, $2.8 million and $3.2 million in dividends on March 27, 2026, June 26, 2026 and September 25, 2026, respectively, to shareholders of record as of March 10, 2026, June 9, 2026 and September 8, 2026.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

During the year ended December 31, 2025, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $2.8 million and $2.8 million in dividends on March 21, 2025 and September 19, 2025, respectively, to shareholders of record as of March 4, 2025 and September 2, 2025.

(c) Equity-settled share-based compensation

Stock Options

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Sep. 30, 2026		Dec. 31, 2025
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	2,710,414	$8.34	2,484,107	$7.42
Number of units granted	270,247	$34.15	828,720	$10.81
Exercised	(525,395)	$7.97	(478,755)	$7.69
Forfeited	(42,454)	$13.25	(123,658)	$9.01
Balance, end of period	2,412,812	$11.22	2,710,414	$8.34

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

The following table outlines stock options outstanding and exercisable:

Sep. 30, 2026
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	236,123	0.41	$3.76	236,123	$3.76
$5.27 - $7.13	356,180	3.41	$6.75	356,180	$6.75
$7.14 - $8.71	531,742	4.41	$7.50	283,571	$7.50
$8.72 - $10.60	390,588	1.96	$10.15	390,588	$10.15
$10.61 - $13.50	634,550	5.39	$10.81	146,247	$10.79
$13.51 - $34.10	260,045	6.43	$34.10	-	$-
$34.11 - $38.07	3,584	6.43	$38.07	-	$-

Dec. 31, 2025
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.26	292,198	1.15	$3.76	290,732	$3.76
$5.27 - $7.13	503,099	4.16	$6.75	273,014	$6.75
$7.14 - $8.71	687,508	5.15	$7.50	164,283	$7.50
$8.72 - $10.60	459,772	2.73	$10.13	458,500	$10.13
$10.61 - $13.50	767,837	6.12	$10.81	-	$-

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

24. Earnings per share

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Weighted average common shares outstanding
Basic	444,147,773	395,726,407	397,731,781	395,256,972
Plus net incremental shares from:
Assumed conversion: stock options	1,610,610	1,133,286	1,677,563	880,603
Assumed conversion: warrants	-	26,929	-	22,073
Diluted weighted average common shares outstanding	445,758,383	396,886,622	399,409,344	396,159,648

The calculation of dilutive weighted-average number of common shares excludes the impact of 90,077 and 91,844 shares for the three and nine months ended September 30, 2026, respectively (three and nine months ended September 30, 2025 - 3,719 and 105,764, respectively). The shares related to stock options and warrants were excluded as the exercise price related to the particular security exceeded the average market price of the Company's common shares for the period, or the inclusion of the share units had an anti-dilutive effect on net income.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

25. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Sep. 30, 2026		Dec. 31, 2025
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$788.7	$788.7	$568.9	$568.9
Restricted cash[1]	50.4	50.4	0.2	0.2
Current consideration receivable[2]	174.7	174.7	-	-
Fair value through profit or loss
Trade and other receivables[3,4]	353.9	353.9	347.6	347.6
Non-hedge derivative assets [5]	0.3	0.3	0.6	0.6
Investments at fair value through profit or loss [6]	221.1	221.1	130.9	130.9
Total financial assets	$1,589.1	$1,589.1	$1,048.2	$1,048.2
Financial liabilities at amortized cost
Trade and other payables1, [3]	$407.3	$407.3	$330.5	$330.5
Deferred Copper Mountain acquisition consideration[7]	14.8	15.1	17.5	17.4
Contingent Copper Mountain acquisition consideration[7]	13.3	14.5	14.1	13.9
Deferred land payments[7]	97.8	97.8	-	-
Agreements with communities[8]	91.6	90.3	107.2	105.9
Senior secured revolving credit facilities[9]	250.0	248.4	(2.3)	(2.3)
Senior unsecured notes[10]	536.8	539.6	1,022.7	1,010.9
Senior unsecured municipal bonds [11]	47.4	50.7	-	-
Wheaton refund liability[12]	12.4	8.4	13.9	7.9
Fair value through profit or loss
Non-hedge derivative liabilities [5]	15.3	15.3	31.9	31.9
Total financial liabilities	$1,486.7	$1,487.4	$1,535.5	$1,516.1

1 Cash and cash equivalents, restricted cash, trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2 Fair value of the deferred consideration receivable has been determined using an applicable credit-risk adjusted discount rate (level 3).

3 Excludes tax and other statutory amounts.

4 Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices (level 2).

5 Derivatives are carried at their fair value, which is determined based on observable forward market commodity prices corresponding to the maturity of the contract (level 2),

6 Investments in listed shares are valued using quoted market bid prices in active markets. For Investments in private companies where no active market exists, fair value is determined using valuation techniques including recent arm's length market transactions.

7 Fair value has been determined using an applicable credit-risk adjusted discount rate (level 3).

8 These financial liabilities relate to agreements with communities in Peru (note 17). Fair values have been determined using an applicable credit-risk adjusted discounted rate and foreign exchange rates (level 3).

9 Fair value of the senior secured revolving credit facility (note 19b) is equal to its carrying value as the drawn interest rate under the facility is comparable to current market rates.

10 Fair value of the senior unsecured notes (note 19a) has been determined using an applicable credit-risk adjusted discount rate (level 3).

11 Fair value of the municipal bonds (note 19c) has been determined using comparable current market rates for similar instruments, adjusted for estimated credit spreads (level 2).

12 Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 17) and fair value using an applicable credit-risk adjusted discount rate (level 3).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2026	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$330.4	$-	$330.4
Non-hedge derivatives	-	0.3	-	0.3
Investments	218.1	-	3.0	221.1
Financial assets at amortized cost:
Deferred consideration receivable	-	-	174.7	174.7
	$218.1	$330.7	$177.7	$726.5
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$15.3	$-	$15.3
Financial liabilities at amortized cost:
Deferred Copper Mountain acquisition consideration	-	-	14.8	14.8
Contingent Copper Mountain acquisition consideration	-	-	13.3	13.3
Deferred land payments			97.8	97.8
Agreements with communities	-	-	91.6	91.6
Senior secured revolving credit facilities			250.0	250.0
Senior unsecured notes	536.8	-	-	536.8
Senior unsecured municipal bonds	-	47.4	-	47.4
Wheaton refund liability			12.4	12.4
	$536.8	$62.7	$479.9	$1,079.4

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

December 31, 2025	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Provisionally priced receivables	$-	$302.2	$-	$302.2
Non-hedge derivatives	-	0.6	-	0.6
Investments	127.9	-	3.0	130.9
	$127.9	$302.8	$3.0	$433.7
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$31.9	$-	$31.9
Financial liabilities at amortized cost:
Deferred Copper Mountain acquisition consideration	-	-	17.5	17.5
Contingent Copper Mountain acquisition consideration	-	-	14.1	14.1
Agreements with communities	-	-	107.2	107.2
Senior unsecured notes	1,022.7	-	-	1,022.7
Wheaton refund liability	-	-	13.9	13.9
	$1,022.7	$31.9	$152.7	$1,207.3

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2026 and year ended December 31, 2025, Hudbay did not make any such transfers.

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2025.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at September 30, 2026, Hudbay had 56.4 million pounds of net copper swaps outstanding at an effective average price of $6.28/lb and settling from October 2026 to February 2027. As at December 31, 2025, Hudbay had 57.9 million pounds of net copper swaps outstanding at an effective average price of $5.18/lb and settling from January to May 2026. The aggregate fair value of the transactions at September 30, 2026 was a net liability of $10.0 million (December 31, 2025 - a net liability position of $26.4 million).

Gold fixed for floating swaps

Hudbay enters into gold fixed for floating swaps to manage the risk associated with provisional pricing terms on concentrate shipments. As at September 30, 2026, Hudbay had nil net gold swaps outstanding. As at December 31, 2025, Hudbay had 23,180 ounces of net gold swaps outstanding at an effective average price of $4,333/ounce and settling from January to February 2026. The aggregate fair value of the position at September 30, 2026 was nil (December 31, 2025 - a net liability of $4.9 million).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at September 30, 2026, Hudbay had 9.6 million pounds of net zinc swaps outstanding at an effective average price of $1.77/lb and settling across October 2026. As at December 31, 2025, Hudbay had 7.3 million pounds of net zinc swaps outstanding at an effective average price of $1.40/lb and settling in January 2026. The aggregate fair value of the transactions at September 30, 2026 was a net asset $0.2 million (December 31, 2025 - nil).

Copper forward sales

As at September 30, 2026, Hudbay had 4.6 million pounds of copper forwards outstanding at an effective average price of $6.03/lb and settling from October 2026 to April 2027. As at December 31, 2025, Hudbay had nil pounds of copper forwards outstanding. The aggregate fair value of the transactions at September 30, 2026 was a liability of $2.3 million (December 31, 2025 - nil).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

Copper costless collars

As at September 30, 2026, Hudbay had 9.3 million pounds of copper collars outstanding settling from October 2026 to April 2027 at an average floor price of $5.76/lb and an average cap price of $6.36/lb. As at December 31, 2025, Hudbay had nil pounds of copper collars outstanding. The aggregate fair value of the position at September 30, 2026 was a liability of $2.9 million (December 31, 2025 - nil).

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at September 30, 2026 and December 31, 2025, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Sep. 30, 2026	Dec. 31, 2025	Sep. 30, 2026	Dec. 31, 2025
Copper	pounds (in 000s)	69,138	65,791	6.55	5.64
Gold	troy ounces	23,401	33,222	4,165	4,340
Silver	troy ounces	327,570	85,337	60.49	70.22
Zinc	pounds (in 000s)	10,805	8,365	1.77	1.40

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at September 30, 2026 was an asset position of $4.7 million (December 31, 2025 - an asset position of $40.9 million).

26. Commitments

Capital commitments

As at September 30, 2026, Hudbay had outstanding capital commitments in Manitoba of approximately $41.4 million of which $37.7 million can be terminated, approximately $28.5 million in British Columbia of which $nil can be terminated, approximately $9.5 million in Peru all of which can be terminated, and approximately $199.6 million in Arizona, primarily related to the Copper World project, of which $197.4 million can be terminated.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

27. Supplementary cash flow information

(a) Other operating activities:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Share-based compensation paid	$-	$(4.4)	$(56.1)	$(14.2)
Consideration received from sale of non-core project	(0.9)	(10.4)	(0.9)	(10.4)
Other	-	0.7	-	1.6
	$(0.9)	$(14.1)	$(57.0)	$(23.0)

(b) Change in non-cash working capital:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Change in:
Trade and other receivables	$(189.0)	$77.1	$(13.5)	$75.7
Other financial assets/liabilities	4.4	6.1	(21.5)	30.6
Inventories	(9.7)	(25.5)	(23.5)	(10.9)
Prepaid expenses	2.2	0.9	1.3	7.9
Trade and other payables	92.2	(14.5)	53.8	(29.2)
Provisions and other liabilities	0.9	(0.9)	(6.1)	(3.6)
	$(99.0)	$43.2	$(9.5)	$70.5

(c) Non-cash transactions:

During the nine months ended September 30, 2026 and 2025, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net increase in related property, plant and equipment assets of $14.3 million (September 30, 2025 - a net increase of $2.5 million), mainly related to changes to closure costs and real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $21.6 million (September 30, 2025 - $14.0 million) of capital additions related to the recognition of ROU assets and $89.8 million (September 30, 2025 - $18.6 million) of capital additions related to the recognition of property, plant and equipment that has been financed, and $19.6 million (September 30, 2025 - $22.3 million) of non-cash capitalized stripping and development. Property, plant and equipment and other assets include $2.1 million capital additions related to agreements with communities (September 30, 2025 - $25.0 million). Property, plant and equipment includes $0.2 million deduction for accrued grants related to equipment eligible for credits (September 30, 2025 - $1.5 million).

- Property, plant and equipment includes $1,357.0 million of capital additions related to the purchase of ASCU that was purchased with 46,794,082 Hudbay common shares and $123.1 million of ASCU shares held by Hudbay (note 5).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

28. Segmented information

Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, Copper World project and Cactus project. Corporate and other activities are not considered an operating segment and are included as a reconciliation to total consolidated results. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure. No results for the Cactus project segment are reflected in the prior period comparative figures.

Three months ended September 30, 2026
	Peru	Manitoba	British Columbia	Copper World Project	Cactus Project	Corporate and other activities	Total
Revenue from external customers	$344.7	$296.5	$124.7	$-	$-	$-	$765.9
Cost of sales
Mine operating costs	150.5	94.9	72.3	-	-	-	317.7
Depreciation and amortization	63.8	20.7	17.5	-	-	-	102.0
Gross profit	130.4	180.9	34.9	-	-	-	346.2
Selling and administrative expenses	-	-	-	-	-	11.9	11.9
Share-based compensation expenses	0.3	-	-	-	-	21.5	21.8
Exploration expenses	3.3	9.8	-	-	-	-	13.1
Evaluation expenses	-	2.8	-	-	5.7	4.9	13.4
Other operating expenses (income)	4.9	3.5	3.6	0.5	0.5	(0.5)	12.5
Re-evaluation adjustment - environmental provision	-	(11.8)	-	-	-	-	(11.8)
Results from operating activities	$121.9	$176.6	$31.3	$(0.5)	$(6.2)	$(37.8)	$285.3
Consideration received from previous sale of non-core project							(0.9)
Interest expense on long term debt							12.9
Accretion on streaming arrangements							4.5
Change in fair value of financial instruments							(16.1)
Other net finance income							(5.3)
Income before tax							$290.2

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

Three months ended September 30, 2025
	Peru	Manitoba	British Columbia	Copper World Project	Corporate and other activities	Total
Revenue from external customers	$164.6	$104.7	$77.5	$-	$-	$346.8
Cost of sales
Mine operating costs	85.1	49.7	64.0	-	-	198.8
Depreciation and amortization	50.0	16.3	16.4	-	-	82.7
Gross profit	29.5	38.7	(2.9)	-	-	65.3
Selling and administrative expenses	-	-	-	-	13.4	13.4
Share-based compensation expenses	0.4	-	-	-	18.0	18.4
Exploration expenses	2.9	7.6	-	-	-	10.5
Evaluation expenses	-	0.7	0.5	-	-	1.2
Other operating expenses (income)	3.4	4.3	(0.3)	0.2	(0.1)	7.5
Re-evaluation adjustment - environmental provision	-	1.4	-	-	-	1.4
Impairment reversal	-	-	-	(322.3)	-	(322.3)
Results from operating activities	$22.8	$24.7	$(3.1)	$322.1	$(31.3)	$335.2
Consideration received from previous sale of non-core project						(14.9)
Interest expense on long term debt						14.8
Accretion on streaming arrangements						5.1
Change in fair value of financial instruments						(11.4)
Other net finance expense						11.1
Income before tax						$330.5

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

Nine months ended September 30, 2026
	Peru	Manitoba	British Columbia	Copper World Project	Cactus Project	Corporate and other activities	Total
Revenue from external customers	$981.0	$841.4	$332.1	$-	$-	$-	$2,154.5
Cost of sales
Mine operating costs	398.1	266.0	216.5	-	-	-	880.6
Depreciation and amortization	170.6	61.9	58.2	-	-	-	290.7
Gross profit	412.3	513.5	57.4	-	-	-	983.2
Selling and administrative expenses	-	-	-	-	-	36.6	36.6
Share-based compensation expenses	1.3	-	-	-	-	51.1	52.4
Exploration expenses	11.8	36.7	-	-	-	-	48.5
Evaluation expenses	-	5.5	0.2	-	5.7	14.1	25.5
Other operating expenses (income)	17.1	(1.5)	4.2	0.6	0.5	(6.7)	14.2
Re-evaluation adjustment - environmental provision	-	(4.2)	-	-	-	-	(4.2)
Results from operating activities	$382.1	$477.0	$53.0	$(0.6)	$(6.2)	$(95.1)	$810.2
Consideration received from previous sale of non-core project							(0.9)
Interest expense on long term debt							40.6
Accretion on streaming arrangements							13.5
Change in fair value of financial instruments							(127.7)
Other net finance expense							15.1
Income before tax							$869.6

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

Nine months ended September 30, 2025
	Peru	Manitoba	British Columbia	Copper World Project	Corporate and other activities	Total
Revenue from external customers	$713.9	$522.5	$241.7	$-	$-	$1,478.1
Cost of sales
Mine operating costs	341.4	196.5	179.9	-	-	717.8
Depreciation and amortization	174.2	63.8	49.2	-	-	287.2
Gross profit	198.3	262.2	12.6	-	-	473.1

Selling and administrative expenses	-	-	-	-	35.0	35.0
Share-based compensation expenses	0.8	-	-	-	30.8	31.6
Exploration expenses	11.6	22.2	-	-	-	33.8
Evaluation expenses	-	1.6	1.1	-	-	2.7
Other operating expenses (income)	8.4	10.1	1.5	0.4	(2.5)	17.9
Re-evaluation adjustment - environmental provision	-	0.4	-	-	-	0.4
Impairment reversal	-	-	-	(322.3)	-	(322.3)
Results from operating activities	$177.5	$227.9	$10.0	$321.9	$(63.3)	$674.0
Consideration received from previous sale of non-core project						(14.9)
Interest expense on long term debt						46.3
Accretion on streaming arrangements						14.7
Change in fair value of financial instruments						(20.7)
Other net finance income						(6.3)
Income before tax						$654.9

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in millions of US dollars, except where otherwise noted)
For the three and nine months ended, September 30, 2026 and 2025

September 30, 2026
	Peru	Manitoba	British Columbia	Copper World Project	Cactus Project	Corporate and other activities	Total
Total assets	$2,319.2	$403.5	$1,506.2	$1,796.2	$1,372.5	$963.3	$8,360.9
Total liabilities	929.6	474.5	325.7	191.8	101.0	923.8	2,946.4
Property, plant and equipment[1]	1,807.7	617.5	1,223.7	1,279.4	1,367.0	63.8	6,359.1
Other non-current assets[2]	64.5	20.7	10.1	0.1	-	0.5	95.9

1 Included in Corporate and other activities are $52.9 million of property, plant and equipment that is located in Nevada.

2 Other non-current assets includes receivables, inventory, intangibles and other assets.

December 31, 2025
	Peru	Manitoba	British Columbia	Copper World Project	Corporate and other activities	Total
Total assets	$2,492.0	$471.5	$1,320.2	$1,147.5	$792.1	$6,223.3
Total liabilities	1,031.3	424.3	269.2	103.6	1,163.9	2,992.3
Property, plant and equipment[1]	1,815.7	604.3	1,082.6	1,144.9	46.4	4,693.9
Other non-current assets[2]	64.3	21.4	9.9	0.2	0.5	96.3

1 Included in Corporate and other activities is $33.9 million of property, plant and equipment that is located in Nevada.

2 Other non-current assets includes receivables, inventory, intangibles and other assets.

29. Events after reporting period

Copper World Project - Final Investment Decision and Construction Sanctioning

On October 21, 2026, the Company and its 30% joint venture partner, Mitsubishi, formally approved the final investment decision to proceed with the construction and development of the Copper World project in Arizona, United States.

Senior Secured Revolving Credit Facilities Term Extension and Additional Borrowing Capacity

In November 2026, the Company completed an amendment to extend and increase the capacity of the senior secured revolving credit facilities. The aggregate commitment under the revolving credit facilities has increased from $450 million to $700 million, with an accordion option to increase facility capacity by an additional $150 million. The maturity date of the facility has been extended by two years from November 2028 to November 2030.